Exhibit (a)(4)

Dear Employee:

Earlier today, we filed documents with the Securities and Exchange Commission (the “SEC”) relating to an exchange offer covering certain existing employee stock options. In the documents, we offer holders of eligible stock options the ability to exchange such options for shares of restricted stock. This offer is subject to numerous terms and conditions described in the SEC filing.

Today, we mailed to the home address (as reflected on our records) of all eligible employees a package of materials relating to the exchange offer. If you do not receive your package, please contact Linda L. Thompson at (816) 502-4230 or by e-mail to thompson_linda@interstatebrands.com.

As the exchange offer is governed by the federal securities laws, the materials you will receive are detailed and technical. We have attempted to answer many of the questions you may have in Q & A sections of the documents themselves. We make no recommendation as to whether you should participate in the exchange offer, and we recommend that you consult with your own advisors regarding your decision. If you have any questions about the program, please call Kent B. Magill at (816) 502-4202 or Jolyn J. Sebree at (816) 502-4238 or email them at magill_kent@interstatebrands.com or sebree_jolyn@interstatebrands.com.